SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


       For the period ended September 2002 Commission File Number 1-7274
                                 ---------------

                                   Bell Canada
                 (Translation of Registrant's name into English)


    1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec, Canada
                            H3B 4Y7, (514) 870-1511
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F                          Form 40-F  X
                           ------                             -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                                 No  X
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If "Yes" is marked, indicate below the file number assigned to the Registrant in
connection with Rule 12g3-2(b): 82-           .
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Notwithstanding any reference to Bell Canada's Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada's site or any other site on the World Wide Web referred to in Bell Canada's site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

                              For immediate release


                BCE SELLS Directories business FOR CDN $3 BILLION
                  BCE financing plan for bell buyback on track


Montreal (Quebec), September 13, 2002 -- BCE Inc. announced today the sale of its Bell Canada directories business for CDN $3 billion cash to Kohlberg Kravis Roberts & Co (KKR) and the Teachers' Merchant Bank, the private equity arm of the Ontario Teachers' Pension Plan. The transaction values the business at approximately nine times trailing EBITDA (earnings before interest expense, income taxes, depreciation and amortization).

The proceeds from the sale of the directories business will be used by BCE to pay for part of the acquisition price of SBC Communications' minority interest in Bell Canada and by Bell Canada for its ongoing financing needs.

"The sale of our directories business is another step forward in the execution of our plans to regain 100 per cent ownership of Bell Canada and move BCE forward as a strong Canadian company in full control of its future," said Michael Sabia, President and Chief Executive Officer of BCE.
"In fact, our recent equity issue and today's sale have both produced proceeds at the top end of our expectations which speaks to the strength of the company and our future opportunities. We are confident the third and final element in our financing plan, the raising of public debt, will be completed in a timely and efficient manner."

The sale includes 209 print White Pages and Yellow Pages(TM) directories in Ontario and Quebec, and the electronic yellowpages.ca, toll-free and Canada 411 directories. Annual revenues, mainly from the sale of advertising, are approximately $590 million. As per regulatory requirements, Bell Canada will continue to maintain its White Pages database.

BCE will maintain a long-term, strategic working relationship with the management and employees of the new company. For example, as part of the sales agreement, Bell Canada's White Pages listings will be published and distributed by the new owners. As well, BCE will acquire a ten per cent interest in the new company. This ownership will give BCE a seat on the company's board of directors and a view to the company's future direction.

"We seized the opportunity to sell a non-strategic asset in a timely manner and within the parameters we had set out for ourselves," said Mr. Sabia. "Furthermore, the quality of the purchasers and the operational agreements we signed with them will ensure the high standards of the directories' product itself and the service provided our millions of customers for years to come. With the current directories management staying in place, this will be a seamless transition for customers and employees."

"We are excited about the prospects of acquiring such a high-quality franchise in Canada. KKR has had great success over the years acquiring strong divisions out of larger companies and working with management to grow those businesses and create value", said Henry Kravis, a founding partner of KKR. "We see tremendous opportunity to repeat that success here. We also look forward to partnering once again with our friends at Teachers' Merchant Bank, as well as with Bell Canada and the outstanding management team at Bell ActiMedia."

Mr. Sabia concluded, "The new owners intend to keep the headquarters of the company in Montreal, further ensuring the continued presence of this business within our community."

When the transaction is completed, KKR will own 60 per cent of the new company, Teachers' Merchant Bank will own 30 per cent and BCE will own 10 per cent.

The sale, expected to close by the end of November, 2002, is subject to the usual terms and conditions, including regulatory approval of Investment Canada and the Competition Bureau.

About BCE

BCE is Canada's largest communications company. It has 24 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE leverages those connections with extensive content creation capabilities through Bell Globemedia which features some of the strongest brands in the industry -- CTV, Canada's leading private broadcaster, The Globe and Mail, Canada's National Newspaper and Sympatico-Lycos, the leading Canadian Internet portal. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

                                    -- 30 --

Call with the Media:

BCE will hold a teleconference for media on Friday, September 13, 2002 at noon (Eastern). Michael Sabia, President and Chief Executive Officer, will be present for the teleconference. Interested participants are asked to dial
(800) 387-6216 or (416) 405-9328  between 11:50 am and 11:58 am.  If you are disconnected from the call, simply redial the number. If you need assistance during the teleconference, you can reach the operator by pressing "0". This teleconference will also be Webcast live (audio only) on our Web site at www.bce.ca. The Webcast will also be archived on our Web site.

For further information:

Don Doucette                                          George Walker
Communications                                        Investor Relations
(514) 786-3924                                        (514) 870-2488
Web site: www.bce.ca

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                   Bell Canada



                       (signed) Michael T. Boychuk
                ------------------------------------------------
                               Michael T. Boychuk
                       Senior Vice-President and Treasurer



                            Date: September 23, 2002